August 28, 2019

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Edward P. Bartz

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment No. 81
(File Nos. 333-129342, 811-21829)

Dear Mr. Bartz:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) received on August 12, 2019, on Post-Effective Amendment No. 81 to the Trust’s Registration Statement on Form N-1A filed on June 26, 2019, pursuant to Rule 485(a) under the Securities Act of 1933, and the Trust’s responses thereto.

Prospectus

1.	Comment: Fund’s EDGAR Identification Number

Please confirm for the Staff that the registration statement will include an EDGAR identification number for both classes of the Fund.

Response:	The EDGAR system will be updated to include series and class identifiers for the Fund.

2.	Comment: Include legal opinion from fund counsel

Please include a legal opinion as an exhibit to the registration statement.

Response:	A legal opinion from Morgan, Lewis & Bockius will be included as an exhibit to Part C of the registration statement.

3.	Comment: Page 3, Annual Fund Operating Expenses Table and Example

Please complete and provide annual fund operating expense table and example to the Staff prior to effectiveness of the registration statement.

Response:	The updated annual operating expenses table and example have been updated in the prospectus and the information has been separately provided to the Staff as requested.

4.	Comment: Page 3, Annual Fund Operating Expenses Table

Please confirm to the Staff that the contractual fee waiver will be for at least a one-year period from the time of effectiveness. If it will not be effective for a one-year period, please remove all references to the contractual fee waiver.

Response:	The Fund confirms that the contractual expense waiver will be for a one-year period from the date of effectiveness and all references have been updated to reflect the new dates.

5.	Comment: Page 3, Expense Limitation Agreement

Please file a copy of the expense limitation agreement as an exhibit to the registration statement.

Response:	The expense limitation agreement will be filed as an exhibit to the registration statement.

6.	Comment: Page 3, Expense Limitation Agreement

Please confirm whether fees that are waived or reimbursed under the expense limitation agreement are subject to recoupment. If such fees are subject to recoupment, please include disclosure in a footnote to the annual fund operating expense table or Item 10 of the prospectus, stating such repayment does not make expense ratios after repayment exceed both the expense cap in place at the time of the waiver and the Fund’s current expense cap.

Response:	The Fund confirms that fees that are waived or reimbursed under the expense limitation agreement will not be subject to recoupment.

7.	Comment: Page 3, Example

Please remove 5- and 10-year costs in the Example as Item 3 of Form N-1A only permits 1- and 3-year information for new funds.

Response:	The Fund has removed the 5- and 10-year information from the Example.

8.	Comment: Page 3, Principal Investment Strategies

Please confirm whether the Fund plans to invest in securities issued in emerging markets. If the Fund plans to invest in securities in emerging markets, please include disclosure in the Principal Investment Strategies section and in the Principal Risks of the Fund section.

Response:	The Fund confirms that it does not intend to invest in securities issued in emerging markets.

9.	Comment: Page 4, Principal Investment Strategies

Please confirm whether derivatives will be included in the Fund’s 80% large capitalization publicly traded equities calculation. If derivatives will be included in the calculation, please also confirm that the Fund will calculate their value at market value as opposed to notional value.

Response:	The Fund confirms that derivatives will not be included in the Fund’s 80% large capitalization publicly traded equities calculation. Furthermore, the disclosure related to investments in derivatives has been relocated to the statement of additional information as it will not be a principal investment strategy of the Fund.

10.	Comment: Pages 4-5, Principal Risks of the Fund

Please order the principal risks of the Fund to prioritize risks that would be the most likely to affect the Fund’s net asset value, yield and total return.

Response:	Each of the seven principal risks of the Fund disclosed in the Prospectus has the potential to affect the Fund’s net asset value, yield and total return. Determining which principal risks would be more likely to affect net asset value, yield and/or total return could turn on many factors, including, without limitation, position sizes, market volatility, geopolitical events, and shareholder redemption activity to name a few. To avoid the Principal Risk disclosure from being viewed as misleading at any point in time, the Fund believes that listing the seven principal risks in alphabetical order is the most appropriate way to present this information for investors.

11.	Comment: Page 5, Fund Performance

Please remove the second sentence from the Fund Performance section as a fund is not permitted to refer to non-fund performance.

Response:	The Fund confirms that this sentence has been removed.

12.	Comment: Page 6, Principal Investment Strategies

 Please remove or revise the term “unusual circumstances.”

Response:	The Fund has revised the term “unusual circumstances” to read “temporary defensive positions.”

13.	Comment: Page 9, Historical Investment Return of the BBH Core Select Composite

Please revise heading to clarify the Investment Adviser’s performance of similarly managed accounts.

Response:	The Fund has revised the heading to read “Performance of Adviser Managing Similar Accounts.”

14.	Comment: Page 9, Historical Investment Return of the BBH Core Select Composite

Please clarify the type of accounts to which the term “actual accounts” applies.

Response :	The term “actual accounts” has been changed to “accounts”. The disclosure for the composite clearly states that the term “accounts” refers to all accounts managed with the same investment strategy, with the exception of those accounts under $5 million and those accounts that experience significant cash flows for the reasons explained below in response to Comments 15 and 17.
15.	Comment: Page 9, Composite Description

Please confirm to the Staff the reasoning behind excluding accounts under $5 million from the Composite. Please also confirm to the Staff reasoning as to why such an exclusion would not make the composite information misleading.

Response:	BBH&Co. represents that the purpose for establishing a composite minimum is to help define discretion (i.e., the firm feels it needs assets of a certain size to be able to fully implement the strategy). Since composites must be representative of the firm’s products and be consistent with the firm’s marketing strategy, the threshold for the Core Select Strategy was established at $5 million. BBH&Co. does not believe the composite information is misleading because the minimum threshold values are included in the definition of the composite.

16.	Comment: Page 9, Composite Description

Please disclose whether the presentation of performance is:

1)	Net of all fees except custody, but including sales loads; or
2)	Adjusted to show all fees including sales loads.

Response:	The composite performance will be presented in the prospectus both net of fees and gross of fees. The net of fees composite returns are calculated by reducing the gross composite return by the maximum applicable management fee of 1% on a monthly basis, custodial fees, brokerage commissions and transaction costs. There are no sales loads associated with the accounts included in the composite.
17.	Comment: Page 10, Composite Description

The Staff requests information on the frequency in which accounts have been removed due to cash inflows or cash outflows from BBH&Co.’s Core Select Strategy Composite. The Staff also requests the Adviser’s reasoning as to why the removal of such accounts would not make the composite performance misleading.

Response:	The Adviser represents that accounts are only removed from the composite for any month during which a significant client directed flow to the portfolio occurs. The Adviser defines significant flow as 20% of the portfolio’s market value. In the event a significant cash flow occurs, portfolios are removed from the composite for the full month in which the flow occurs and are added back to the composite at the beginning of the next full calendar month, provided the portfolio is fully invested to policy at that time. Accounts that fall below the composite minimum due to an outflow are added back to the composite once they subsequently meet the composite minimum and are fully invested. External flows comprised of securities representative of the composition of the portfolio (i.e., contributions in-kind and redemptions in-kind) are not subject to the 20% significant cash flow policy noted above. The Adviser does not believe this is misleading because this policy allows it to temporarily remove accounts from composites when cash flows are of such a size that, in order to raise the required funds (for an outflow) or to invest the new money (for an inflow), the time needed to do so would result in the account not being representative of the strategy. The Adviser notes that this policy is solely applicable to client-directed flows, and not related to performance. This significant cash flow policy has been in effect since the inception of the strategy.

18.	Comment: Page 11, Performance Information for BBH&Co.’s Core Select Strategy Composite

Please include net performance of the BBH Core Select Strategy, after all fees and expenses, except custody fees, in a prominent location in the performance chart.

Response:	The Fund confirms that net performance has been added to the performance chart for the BBH Core Select Strategy Composite.

19.	Comment: Page 11, Performance Information for BBH&Co.’s Core Select Strategy Composite

Please confirm to the Staff that the Investment Adviser maintains the supporting documentation for the information in the Historical Investment Return of the BBH Core Select Composite.

Response:	The Investment Adviser confirms that it maintains the documentation and records necessary to support the calculation of performance, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, contained in the Historical Investment Return of the BBH Core Select Composite.

20.	Comment: Page 11, Performance Information for BBH&Co.’s Core Select Strategy Composite

Please include a separate performance table showing the annualized performance net of fees and expenses, except custody, for the 1-, 5- and 10-year periods.

Response:	The Fund confirms that a table including annualized performance net of fees has been included in the “Performance Information for BBH&Co.’s Core Select Strategy Composite” section of the prospectus.

Please contact the undersigned at (617) 772 – 1616 if you have any questions or comments.

Sincerely,

/s/ Suzan M. Barron
Suzan M. Barron Secretary, BBH Trust